UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 February 2015
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Notification of Transactions of (1) Persons Discharging

Managerial Responsibility and (2) Persons closely

associated with Persons Discharging Managerial

Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Maeve Carton
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Maeve Carton
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder
Maeve Carton 79,871
AC Employee Benefit Trustees 2,675
Limited Acct CRG

7	State the nature of the transaction Acquired under an Employee Share Participation Scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired 510
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €24.90
11	Date and place of transaction 26th February 2015; Dublin	12	Date issuer informed of transaction 27th February 2015
13	Any additional information Not Applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 27th February 2015
Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons. An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000062%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 82,546; 0.010128%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant	22	Period during which or date on which it can be exercised
23	Total amount paid (if any) for grant of the option	24	Description of shares involved (class and number)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	26	Total number of shares over which options are held following notification
Name and signature of duly designated officer of issuer responsible for making notification ____________________ Neil Colgan Date of notification 27th February 2015

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging

Managerial Responsibility and (2) Persons closely

associated with Persons Discharging Managerial

Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Albert Manifold
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Albert Manifold
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder
Albert Manifold 39,843
AC Employee Benefit Trustees 2,675
Limited Acct CRG

7	State the nature of the transaction (i) Exercise of Share Options (ii) Sale of Shares (iii) Acquired under an Employee Share Participation Scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 16,635 (iii) 510
9	Number of shares, derivatives or other financial instruments linked to them disposed of (ii) 14,625	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €18.7463 (ii) €25.10 (iii) €24.90
11	Date and place of transaction (i) 26th February 2015; Dublin (ii) 26th February 2015; Dublin (iii) 26th February 2015; Dublin	12	Date issuer informed of transaction (i) 26th February 2015 (ii) 26th February 2015 (iii) 27th February 2015
13	Any additional information Not Applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 27th February 2015
Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons. An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.002103%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.001794%	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 42,518; 0.005216%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant	22	Period during which or date on which it can be exercised
23	Total amount paid (if any) for grant of the option	24	Description of shares involved (class and number)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	26	Total number of shares over which options are held following notification
Name and signature of duly designated officer of issuer responsible for making notification ____________________ Neil Colgan Date of notification 27th February 2015

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging

Managerial Responsibility and (2) Persons closely

associated with Persons Discharging Managerial

Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Mark Towe
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Mark Towe
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder
Mark Towe 105,276
Sanne Nominees Limited 2,626
(Deferred Share Award)

7	State the nature of the transaction (i) Exercise of Share Options (ii) Sale of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 27,725
9	Number of shares, derivatives or other financial instruments linked to them disposed of (ii) 22,725	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €18.8545 (ii) €25.10
11	Date and place of transaction (i) 26th February 2015; Dublin (ii) 26th February 2015; Dublin	12	Date issuer informed of transaction (i) 26th February 2015 (ii) 26th February 2015
13	Any additional information Not Applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 27th February 2015
Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons. An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.003401%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.002788%	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
105,276 (excluding 2,626 Deferred Share Award); 0.012917%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant	22	Period during which or date on which it can be exercised
23	Total amount paid (if any) for grant of the option	24	Description of shares involved (class and number)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	26	Total number of shares over which options are held following notification
Name and signature of duly designated officer of issuer responsible for making notification ____________________ Neil Colgan Date of notification 27th February 2015

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging

Managerial Responsibility and (2) Persons closely

associated with Persons Discharging Managerial

Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Pat Kennedy
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Pat Kennedy
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder
Pershing Securities International 2,000
Nominees Limited

7	State the nature of the transaction Purchase of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired 2,000
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not Applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €24.9993
11	Date and place of transaction 26th February 2015; Dublin	12	Date issuer informed of transaction 26th February 2015
13	Any additional information Not Applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 27th February 2015
Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons. An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000245%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 2,000; 0.000245%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant	22	Period during which or date on which it can be exercised
23	Total amount paid (if any) for grant of the option	24	Description of shares involved (class and number)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	26	Total number of shares over which options are held following notification
Name and signature of duly designated officer of issuer responsible for making notification ____________________ Neil Colgan Date of notification 27th February 2015

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging

Managerial Responsibility and (2) Persons closely

associated with Persons Discharging Managerial

Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Neil Colgan
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Neil Colgan
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder
Joan Duffy 13,386
AC Employee Benefit Trustees 2,672
Limited Acct CRG

7	State the nature of the transaction Acquired under an Employee Share Participation Scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired 509
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €24.90
11	Date and place of transaction 26th February 2015; Dublin	12	Date issuer informed of transaction 27th February 2015
13	Any additional information Not Applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 27th February 2015
Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons. An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000062%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 16,058; 0.001970%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant	22	Period during which or date on which it can be exercised
23	Total amount paid (if any) for grant of the option	24	Description of shares involved (class and number)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	26	Total number of shares over which options are held following notification
Name and signature of duly designated officer of issuer responsible for making notification ____________________ Neil Colgan Date of notification 27th February 2015

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

By:___/s/Maeve Carton___
M. Carton
Finance Director